Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2004	2005	2006	2007		2008
Net income from continuing operations	$107,292	$96,732	$48,929	$124,894		$175,450
Less- Change in accounting principle	—	(15,600)	—	—		—
Add- Taxes based on income	64,245	72,433	21,955	77,799		100,005

Net income before income taxes and change in accounting principle	171,537	184,765	70,884	202,693		275,455
Add- fixed charges:
Interest on long term debt	93,118	71,720	59,070	54,783	(1)	54,153	(1)
Estimated interest cost within rental expense	—	—	107	164		228
Amortization of net debt premium, discount, and expenses	1,497	1,345	586	586		760

Total fixed charges	94,615	73,065	59,763	55,533		55,141

Earnings available for fixed charges	$266,152	$257,830	$130,647	$258,226		$330,596

Ratio of earnings to fixed charges	2.81	3.52	2.18	4.64		5.99

(1) Includes FIN 48 interest expense